UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42793

Etoiles Capital Group Co., Ltd

(Registrant’s Name)

Room 1109, 11/F, Tai Yau Building

No. 181 Johnston Road, Wanchai, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Entry into a Material Definitive Agreement.

As previously disclosed, on August 11, 2025, Etoiles Capital Group Co., Ltd (the “Company”) (Nasdaq: EFTY), consummated its initial public offering (the “IPO”) of 1,400,000 Class A ordinary shares, par value par value $0.0001 per share (each, a “Class A Ordinary Share” and the Class A Ordinary Shares sold in the IPO are hereafter referred as the “IPO Shares”). The Company has also granted the underwriters a 45-day option to purchase up to an additional 210,000 Class A Ordinary Shares to cover over-allotments (the “Over-Allotment Shares”), if any (the “Over-Allotment Option”).

On August 13, 2025, the Company issued and sold to the underwriters 210,000 Class A Ordinary Shares at a price of $4.00 per share, pursuant to the full exercise of the Over-Allotment Option, resulting in additional gross proceeds of approximately $840,000. As a result, the Company has raised aggregate gross proceeds of $6,440,000 in the IPO, including the exercise of the Over-Allotment Option, prior to deducting underwriting discounts and commissions and offering expenses payable by the Company.

The Company issued a press release announcing the issuance and sale of the Over-Allotment Shares on August 13, 2025. A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release on pricing, dated August 13, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Etoiles Capital Group Co., Ltd

By:	/s/ Kit Shing, CHEUNG
Name:	Kit Shing, CHEUNG
Title:	Director and Chief Executive Officer

Date: August 13, 2025

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